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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                        DUCK HEAD APPAREL COMPANY, INC.
                           (Name of Subject Company)
                              HB ACQUISITION CORP.
                     TROPICAL SPORTSWEAR INT'L CORPORATION
                                   (Offerors)
                             ---------------------
                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                             ---------------------
                                  26410P 10 3
                     (CUSIP Number of Class of Securities)
                                 MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                     TROPICAL SPORTSWEAR INT'L CORPORATION
                             4902 W. WATERS AVENUE
                           TAMPA, FLORIDA 33634-1302
                           TELEPHONE: (813) 249-4900
                     (Name, address and telephone number of
            person authorized to receive notices and communications
                          on behalf of filing persons)
                             ---------------------
                                   COPIES TO:
                             STEPHEN A. OPLER, ESQ.
                               ALSTON & BIRD LLP
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                           TELEPHONE: (404) 881-7000
                           CALCULATION OF FILING FEE

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                TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
                      $15,534,386                                                $3,107
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

* Calculated by multiplying $4.75, the per share tender offer price, by 3,270,397, the sum of the number of shares of Common Stock sought in the Offer (including shares issuable pursuant to the exercise of options and incentive stock awards, whether or not exercisable).
** Calculated as 1/50 of 1% of the transaction value.
[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable    Filing party: Not Applicable
Form or Registration No.: Not Applicable  Date Filed: Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by HB Acquisition Corp., a Georgia corporation ("HB Acquisition") and a wholly owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), to purchase all outstanding shares of common stock, $0.01 par value per share (the "Shares"), of Duck Head Apparel Company, Inc., a Georgia corporation (Duck Head"), at $4.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"), copies of which are attached hereto as Exhibits (a)(l) and (a)(2).

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 12.  EXHIBITS

(a)(1) Offer to Purchase dated July 11, 2001.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement dated July 11, 2001.

(b)(1) Loan and Security Agreement dated June 10, 1998 (the "Loan and Security Agreement") among TSI, Tropical Sportswear Company, Inc., Savane International Corp. and Apparel Network Corporation, as borrowers, the Lenders named therein and Fleet Capital Corporation, as agent (filed as Exhibit 10.4 to TSI's Registration Statement on Form S-4 filed August 20,
       1998).

(b)(2) First Amendment to the Loan and Security Agreement dated July 9, 1998 (filed as Exhibit 10.5 to TSI's Registration Statement on Form S-4 filed August 20, 1998).

(b)(3) Second Amendment dated August 27, 1998 to Loan and Security Agreement (filed as Exhibit 10.23 to TSI's Quarterly Report on Form 10-Q filed February 16, 1999).

(b)(4) Third Amendment dated December 31, 1998 to Loan and Security Agreement (filed as Exhibit 10.24 to TSI's Quarterly Report on Form 10-Q filed February 16, 1999).

(b)(5) Fourth Amendment dated May 21, 1999 to Loan and Security Agreement (filed as Exhibit 10.25 to TSI's Form 10-K filed December 30, 1999).

(b)(6) Fifth Amendment dated July 16, 1999 to Loan and Security Agreement (filed as Exhibit 10.2 to TSI's Quarterly Report on Form 10-Q filed August 12,
       1999).

(b)(7) Sixth Amendment dated October 28, 1999 to Loan and Security Agreement with Fleet Capital Corporation (filed as Exhibit 10.28 to TSI's Form 10-K filed December 30, 1999).

(b)(8) Seventh Amendment dated November 12, 1999 to Loan and Security Agreement with Fleet Capital Corporation (filed as Exhibit 10.29 to TSI's Form 10-K filed December 30, 1999).

(b)(9) Eighth Amendment dated January 19, 2000 to Loan and Security Agreement with Fleet Capital Corporation (filed as Exhibit 10.2 to TSI's Form 10-Q filed May 10, 2000).

(b)(10) Ninth Amendment dated April 12, 2001 to Loan and Security Agreement with Fleet Capital Corporation (filed as Exhibit 10.1 to TSI's Form 10-Q filed May 9, 2001).

(c)    Not applicable.

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(d)(1) Agreement and Plan of Merger dated as of June 26, 2001 by and among TSI,
       HB Acquisition and Duck Head (filed as Exhibit 2 to the Current Report on Form 8-K of Duck Head dated June 26, 2001).

(d)(2) Tender and Option Agreements dated as of June 26, 2001 by and among TSI, HB Acquisition, Duck Head and each of William F. Garrett, Mark I. Goldman, C.C. Guy, Dr. James F. Kane, Dr. Max Lennon, E. Erwin Maddrey, II, Buck A. Mickel, William V. Roberti and Robert D. Rockey, Jr.(the form of which is filed as Exhibit 10 to the Current Report on Form 8-K of Duck Head dated June 26, 2001).

(d)(3) Confidentiality Agreement dated as of March 16, 2001 between Kurt Salmon Associates Capital Advisors, Inc., on behalf of Duck Head, and TSI.

(e)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

(h)    Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2001

                                         HB ACQUISITION CORP.

                                         By:       /s/ MICHAEL KAGAN
                                           -------------------------------------
                                                       Michael Kagan
                                                         President

                                         TROPICAL SPORTSWEAR INT'L
                                         CORPORATION

                                         By:       /s/ MICHAEL KAGAN
                                           -------------------------------------
                                                       Michael Kagan
                                               Executive Vice President and
                                                  Chief Financial Officer

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